AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 2, 2007

REGISTRATION NO. 333-_______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

KEYSTONE CONSOLIDATED INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	3315	37-0364250
(State or other	(Primary Standard	(I.R.S. Employer
jurisdiction of	Industrial	Identification No.)
incorporation or	Classification
organization)	Code Number)

Three Lincoln Centre
5430 LBJ Freeway, Suite 1740
Dallas, Texas 75240
(972) 458-0028
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bert E. Downing, Jr.
Vice President, Chief Financial Officer
Three Lincoln Centre
5430 LBJ Freeway, Suite 1740
Dallas, Texas 75240
(972) 458-0028
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:	Copy to:
Robert C. Hussle, Esq.	E. Pierce Marshall, Jr., Esq.
Lori A. Gelchion, Esq.	Keystone Consolidated Industries, Inc.
Rogers & Hardin LLP	5430 LBJ Freeway, Suite 1740
2700 International Tower,	Dallas, Texas 75240
229 Peachtree Street, NE	(972) 450-4211
Atlanta, Georgia 30303
(404) 522-4700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ❒

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ❒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ❒

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ❒

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ❒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ❒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock (1)	2,500,000	$10.00	$25,000,000	$767.50
Subscription Rights to Purchase Common Stock	2,500,000(2)	N/A	N/A	$0(3)

(1)	Represents the aggregate gross proceeds from the exercise of the maximum number of subscription rights that may be issued.

(2)	Represents the subscription rights to subscribe for 2,500,000 shares of common stock.

(3)	The rights are being issued for no consideration. Pursuant to Rule 457(g) under the Securities Act of 1933, as amended, no separate registration fee is payable.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED OCTOBER 2, 2007
PRELIMINARY PROSPECTUS

KEYSTONE CONSOLIDATED INDUSTRIES, INC.

Subscription Rights to Purchase up to 2,500,000 Shares of Common Stock at $10.00 Per Share

We are distributing at no charge to record holders of our common stock non-transferable subscription rights to purchase an aggregate of 2,500,000 shares of our common stock for an aggregate subscription price of $25,000,000.  You will receive 0.25 of a subscription right for each share of common stock you hold of record at the close of business on [___________], 2007, subject to adjustments to eliminate fractional subscription rights.

Each whole subscription right will entitle you, as a record holder of our common stock, to purchase one share of our common stock at a subscription price of $10.00 per share, which represents a [_____]% discount to the closing price of our common stock on [_____], 2007.  If you exercise your subscription rights in full, then you may oversubscribe for additional shares, subject to certain limitations, to the extent shares are available. The subscription rights offering will expire at 5:00 p.m., Eastern Time, on [_____], 2007, unless extended by us.  We do not anticipate extending the expiration date, in any event, beyond [_________], 2007.  You may revoke your exercise of your subscription rights at any time prior to the expiration of the subscription rights offering.

You should carefully consider whether to exercise your subscription rights before the expiration of the subscription rights offering.  Our board of directors is making no recommendation regarding your exercise of the subscription rights.

We may terminate or cancel the subscription rights offering at any time prior to its expiration. If the subscription rights offering is terminated, then we will return your subscription price payment, but without any payment of interest.

The shares of our common stock in the subscription rights offering are being offered directly by us without the services of an underwriter or selling agent.  It is expected that delivery of our common stock will be made as soon as practicable after the completion of the subscription rights offering.

Our common stock is quoted on the Over-The-Counter Bulletin Board under the symbol “KYCN.” The last reported sales price of our common stock on the Over-The-Counter Bulletin Board on [     ], 2007, was $[     ] per share.

SEE “RISK FACTORS” BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING OUR COMMON STOCK.

THE COMMON STOCK HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Subscription Price(1)	Underwriting Discounts and Commissions	Proceeds to Us(2)

Per Share of Common Stock	$10.00	None	$10.00
Total	$25,000,000	None	$25,000,000
__________________________

(1)	The subscription price represents the cash purchase price to be paid for the purchase of shares of our common stock issuable upon the exercise of subscription rights.

(2)	Before deducting expenses payable by us estimated at $128,000.

The date of this prospectus is [ ].

ABOUT THIS PROSPECTUS

Unless otherwise stated or the context otherwise requires, references in this prospectus to “KCI” refers to Keystone Consolidated Industries, Inc., a Delaware corporation, and references in this prospectus to “we,” “us” and “our” refer, collectively, to KCI and its majority-owned subsidiaries.

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You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or any exercise of the subscription rights. Our business, financial condition, results of operations and prospects may have changed since such dates.

QUESTIONS AND ANSWERS

The following are examples of what we anticipate will be common questions about the subscription rights offering. The answers are based on selected information from this prospectus and the documents incorporated by reference herein. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the subscription rights offering. This prospectus and the documents incorporated by reference herein contain more detailed descriptions of the terms and conditions of the subscription rights offering and provide additional information about us and our business, including the potential risks related to the subscription rights offering, our common stock and our business.

What is a subscription rights offering?

We are distributing to record holders of our common stock as of 5:00 p.m., Eastern Time, on [_________________], 2007, the “record date,” at no charge, subscription rights to purchase shares of our common stock. You will receive 0.25 of a subscription right for each share of our common stock that you held of record at the close of business on the record date, subject to adjustments to eliminate fractional subscription rights. The subscription rights will be evidenced by subscription rights certificates.

What is a subscription right?

Each whole subscription right gives our stockholders the opportunity to purchase one (1) share of our common stock for $10.00 per share and includes a basic subscription right and an oversubscription right.

How many shares may I purchase if I exercise my subscription rights?

We are granting to you, as a stockholder of record on the record date, 0.25 of the subscription right for each share of our common stock you held at that time. Each subscription right includes the basic subscription right and the oversubscription right. We determined the ratio of subscription rights you will receive per share by dividing $25,000,000 (the maximum amount we intend to raise in the subscription rights offering) by the subscription price of $10.00 per share to determine the number of shares to be issued in the subscription rights offering and then dividing that number by the number of shares of our common stock outstanding on the record date. For example, if you owned 1,000 shares of our common stock on the record date and you were granted 0.25 of a subscription right for each share of our common stock you owned at that time, then you have the right to purchase 250 shares of our common stock for $10.00 per share, subject to adjustment to eliminate fractional subscription rights. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

If you hold your shares of our common stock in the name of a broker, dealer or other nominee who uses the services of the Depository Trust Company, or “DTC,” then DTC will issue 0.25 of a subscription right to the nominee for each share of our common stock you own at the record date, subject to adjustments to eliminate fractional subscription rights. Each whole subscription right can then be used to purchase one share of common stock for $10.00 per share. As in the example above, if you owned 1,000 shares of our common stock on the record date, you have the right to purchase 250 shares of our common stock for $10.00 per share.

We will not issue fractional subscription rights or cash in lieu of fractional subscription rights. Fractional subscription rights will be rounded to the nearest whole number, with such adjustments as we may determine in our sole discretion are necessary to ensure that we offer 2,500,000 shares of our common stock in the subscription rights offering. In the unlikely event that, because of the rounding of fractional subscription rights, the subscription rights offering would have been subscribed in an amount in excess of 2,500,000 shares of our common stock, all holders’ subscription rights will be reduced in an equitable manner. Any excess subscription price payment will be promptly returned without interest or deduction.

What is the basic subscription right?

The basic subscription right of each whole subscription right entitles you to purchase one (1) share of our common stock at the subscription price of $10.00 per share.

What is the oversubscription right?

The oversubscription right of each whole subscription right entitles you, if you have fully exercised your basic subscription right, to subscribe for additional shares of our common stock at the same subscription price per share if any shares are not purchased by other holders of subscription rights under their basic subscription rights as of the expiration date of the subscription rights offering.

What if there are an insufficient number of shares to satisfy the oversubscription requests?

If there are an insufficient number of shares of our common stock available to fully satisfy the oversubscription requests of subscription rights holders, then subscription rights holders who exercised their oversubscription rights will receive the available shares pro rata based on the number of shares each subscription rights holder subscribed for under the basic subscription right.  “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have purchased by fully exercising your basic subscription rights with respect to your common stock holdings. Any excess subscription price payments will be returned, without interest or deduction, promptly after the expiration of the subscription rights offering.

How was the subscription price of $10.00 per share determined?

Our board of directors determined the subscription price after considering the likely cost of capital from other sources, the price at which our stockholders might be willing to participate in the subscription rights offering, historical and current trading prices for our common stock, our need to reduce our indebtedness under our revolving credit facility and thereby obtain additional borrowing ability under our revolving credit facility, and the need to provide an incentive to our stockholders to participate in the subscription rights offering on a pro rata basis. The subscription price is $10.00 per share, which represents a [_____]% discount to the closing price of our common stock on [_____], 2007. The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the fair value of the common stock to be offered in the subscription rights offering.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. If you do not exercise any subscription rights, then the number of shares of our common stock you own will not change. However, if shares are purchased by other stockholders in the subscription rights offering, then your percentage ownership after the exercise of the subscription rights will be diluted.  However, if you do not exercise all of your basic subscription rights, then you are not permitted to exercise any of your oversubscription rights.

How soon must I act to exercise my subscription rights?

The subscription rights may be exercised beginning on the date of this prospectus through the expiration date of the subscription rights offering, which is [_____], at 5:00 p.m., Eastern Time, unless extended by us. If you elect to exercise any subscription rights, then the Subscription Agent must actually receive all required documents and subscription price payments from you or your broker, bank or nominee at or before the expiration date. Although we have the option of extending the expiration date, we do not anticipate extending the expiration date, in any event, beyond [__________], 2007.

When will I receive my subscription rights certificate?

Along with this prospectus, the Subscription Agent will send a subscription rights certificate to each registered holder of our common stock as of 5:00 p.m., Eastern Time, on the record date, based on our stockholder registry maintained at the transfer agent for our common stock. If you hold your shares of common stock through a brokerage account, bank or other nominee, then you will not receive an actual subscription rights certificate. Instead, as described in this prospectus, you must instruct your broker, bank or other nominee whether or not to exercise subscription rights on your behalf. If you wish to obtain a separate subscription rights certificate, then you should promptly contact your broker, bank or other nominee and request a separate subscription rights certificate.

May I transfer my subscription rights?

No. Should you choose not to exercise your subscription rights, you may not sell, give away or otherwise transfer your subscription rights. Subscription rights will, however, be transferable by operation of law (for example, upon the death of the recipient).

Are we requiring a minimum subscription to complete the subscription rights offering?

No. We have the right to complete the subscription rights offering regardless of the aggregate subscription amount we receive.

Can the board of directors terminate, amend or extend the subscription rights offering?

Yes. We may decide to cancel or terminate the subscription rights offering at any time before the expiration of the subscription rights offering and for any reason. If we cancel or terminate the subscription rights offering, then we will issue a press release notifying stockholders of the cancellation or termination, and any subscription price payments received from subscribing stockholders will be returned, without interest or deduction, as soon as practicable.

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We may amend or modify the terms of the subscription rights offering (including the maximum number of shares of common stock we may issue in the subscription rights offering or the subscription price per share to be paid to exercise your subscription rights) at any time in our sole discretion.  We may also extend the expiration date of the subscription rights offering for any reason in our sole discretion. We do not anticipate extending the expiration date, in any event, beyond [_________], 2007.  If we amend or modify certain terms of the subscription rights offering, then we will extend the expiration date of the subscription rights offering.

Are there any conditions to the completion of the subscription rights offering?

Yes.  It is a condition to the completion of the subscription rights offering that no court or regulatory body prohibit or restrict any of our stockholders from participating in the subscription rights offering on the terms described in this prospectus.  If this condition is not satisfied as of the expiration date of the subscription rights offering, then we may terminate or cancel the subscription rights offering.

Has our board of directors made a recommendation to our stockholders regarding the rights offering?

Our board of directors will not make any recommendation to stockholders regarding the exercise of subscription rights under the subscription rights offering. You should make an independent investment decision about whether or not to exercise your subscription rights.

Stockholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that the market price for our common stock will remain above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. If you do not exercise your subscription rights, then you will lose any value represented by your subscription rights and your percentage ownership and voting interest in KCI will be diluted.

How do I exercise my subscription rights? What forms and payment are required to purchase the shares of common stock?

If you wish to participate in the subscription rights offering, then you must take the following steps, unless your shares are held by a broker, dealer or other nominee:

•
deliver payment of the subscription price (including the subscription price for any shares of common stock you wish to acquire pursuant to your oversubscription right) to the Subscription Agent using the methods outlined in this prospectus; and

•	deliver a properly completed subscription rights certificate to the Subscription Agent before 5:00 p.m., Eastern Time, on [_____], unless extended by us.

If you do not indicate the number of shares of common stock to be subscribed for on your subscription rights certificate or notice of guaranteed delivery (as applicable), or if you indicate a number of shares of common stock that do not agree with the aggregate subscription price payment you delivered, then you will be deemed to have subscribed for the maximum number of shares of common stock that may be subscribed for, under both the basic subscription right and the oversubscription right, for the aggregate subscription price you delivered.  If we do not apply your full subscription price payment to your purchase of shares of our common stock, then we or the Subscription Agent will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the expiration date of the subscription rights offering.

When will I receive my new shares?

If you purchase shares of our common stock in the subscription rights offering, then you will receive your new shares as soon as practicable after the completion of the subscription rights offering.

After I send in my payment of the subscription price and subscription rights certificate, may I change or cancel my exercise of subscription rights?

Yes.  You may revoke your exercise of your subscription rights at any time prior to the expiration of the subscription rights offering.

What should I do if I want to participate in the subscription rights offering, but my shares are held in the name of my broker, dealer or other nominee?

If you hold your shares of our common stock in the name of a broker, dealer or other nominee, then your broker, dealer or other nominee is the record holder of the shares you own. The record holder must exercise the subscription rights on your behalf for the shares of our common stock you wish to purchase.

If you wish to participate in the subscription rights offering and purchase shares of our common stock, please promptly contact the record holder of your shares. We will ask your broker, dealer or other nominee to notify you of the subscription rights offering. You should complete and return to your record holder the form entitled “Beneficial Owner Election Form.” You should receive this form from your record holder with the other subscription rights offering materials.

How much money will KCI receive from the subscription rights offering?

If we sell all the shares of common stock being offered in the subscription rights offering, then we will receive proceeds of $25,000,000, before deducting the related offering expenses.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights means buying additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. You should carefully read “Risk Factors” beginning on page 9 of this prospectus and all other information included or incorporated herein by reference in this prospectus in its entirety before you decide whether to exercise your subscription rights.

How many shares of common stock will be outstanding after the subscription rights offering?

As of [_____], 2007, we had 10,000,000 shares of common stock issued and outstanding. Based upon the maximum of 2,500,000 shares that may be issued pursuant to the subscription rights offering, we would have up to 12,500,000 shares of common stock outstanding after the completion of the subscription rights offering.

If the subscription rights offering is not completed, will my subscription price payment be refunded to me?

Yes. The Subscription Agent will hold all funds it receives in a segregated bank account until completion of the subscription rights offering. If the subscription rights offering is not completed, then we will immediately instruct the Subscription Agent to return your subscription price payment in full. If you own shares in “street name,” it may take longer for you to receive payment because the Subscription Agent will send payments through the record holder of your shares. You will not be credited interest on your subscription price payment.

Will the subscription rights be listed on a stock exchange or national market or quoted on any quotation system?

The subscription rights themselves will not be listed on a stock exchange or national market or quoted on any quotation system. Our common stock will continue to be quoted on the Over-The-Counter Bulletin Board under the symbol “KYCN,” and the shares to be issued to you in connection with the subscription rights offering will be eligible for quotation on the Over-The-Counter Bulletin Board under the same symbol.

How do I exercise my rights if I live outside the United States?

The Subscription Agent will hold subscription rights certificates for stockholders who have addresses outside the United States or who have APO or FPO addresses. In order to exercise subscription rights, these holders must notify the Subscription Agent and timely follow other procedures described in “The Subscription Rights Offering — Foreign Stockholders; Stockholders with APO or FPO Addresses; Unknown Addresses.”

What fees or charges apply if I purchase shares of common stock?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares of our common stock to you if you exercise your subscription rights. If you exercise your rights through the record holder of your shares, then you are responsible for paying any fees your record holder may charge you.

What are the United States federal income tax consequences of exercising subscription rights?

A holder should not recognize income or loss for United States federal income tax purposes in connection with the receipt or exercise of subscription rights in the subscription rights offering. You should consult with your tax advisor as to the particular consequences to you of the subscription rights offering. See “Material United States Federal Income Tax Consequences.”

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, subscription rights certificate and subscription price payment to that record holder in accordance with the instructions you receive from that record holder. If you are the record holder, then you should send your subscription documents, subscription rights certificate and subscription price payment to the Subscription Agent by first class mail at Computershare Trust Company, N.A., Attention: Corporate Actions, P.O. Box 859208, Braintree, MA 02185-9208, or by hand delivery or courier service, at Computershare Trust Company, N.A., Attention: Corporate Actions, 161 Bay Street Drive, Braintree, MA 02184.

You are solely responsible for completing delivery to the Subscription Agent of your subscription documents, subscription rights certificate and subscription price payment. We urge you to allow sufficient time for delivery of your subscription materials to the Subscription Agent.

Who is the Subscription Agent?

We have engaged Computershare Inc. to act as the Subscription Agent for the subscription rights offering.

Whom should I contact if I have other questions?

If you have other questions or need assistance, please contact the Information Agent for the subscription rights offering, Georgeson Inc. at (877) 278-3812.  For a more complete description of the subscription rights offering, see “The Subscription Rights Offering.”

PROSPECTUS SUMMARY

This prospectus summary highlights selected information contained elsewhere in this prospectus or incorporated by reference herein. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 9 and our financial statements and related notes and other materials which are included elsewhere in this prospectus or incorporated by reference herein before making an investment decision.

  Keystone Consolidated Industries, Inc.

We are a leading domestic manufacturer of steel fabricated wire products, welded wire reinforcement, coiled rebar, industrial wire, steel bars and shapes and wire rod for the agricultural, industrial, construction, original equipment manufacturer and retail consumer markets, and we are one of the largest manufacturers of fabricated wire products in the United States based on tons shipped (112,000 tons in 2006).  We are vertically integrated, converting substantially all of our fabricated wire products, welded wire reinforcement, coiled rebar, industrial wire and steel bars and shapes from wire rod or billets produced in our steel mini-mill.  Our vertical integration has historically allowed us to benefit from the higher and more stable margins associated with fabricated wire products and welded wire reinforcement, as compared to wire rod or billets, as well as from lower production costs of wire rod and billets as compared to fabricators that purchase wire rod or billets in the open market.  Moreover, we believe our downstream fabricated wire products, welded wire reinforcement, coiled rebar and industrial wire businesses better insulate us from the effects of wire rod imports as compared to non-integrated wire rod producers.

Our operating segments are organized by our manufacturing facilities and include three reportable segments:

•
Keystone Steel and Wire (“KSW”), located in Peoria, Illinois, operates an electric arc furnace mini-mill and manufactures and sells billets, wire rod, industrial wire, coiled rebar and fabricated wire products for agricultural, industrial, construction, commercial, original equipment manufacturers and retail consumer markets;

•
Engineered Wire Products (“EWP”), located in Upper Sandusky, Ohio, manufactures and sells welded wire reinforcement in both roll and sheet form that is utilized in concrete construction products, including pipe, pre-cast boxes and applications for use in roadways, buildings and bridges; and

•
Keystone-Calumet, Inc. (“Calumet”), located in Chicago Heights, Illinois, manufactures and sells special bar quality products and special sections in carbon and alloy steel grades, in a broad range of value added products for use in agricultural, cold drawn, construction, industrial chain, service centers and transportation applications.

Through August 2007, we also had the Keystone Wire Products (“KWP”) operating segment.  KWP, located in Sherman, Texas, manufactured and sold industrial wire and fabricated wire products.  During August 2007, we decided to relocate KWP’s manufacturing process (including certain fabricated wire products production equipment) to KSW.  This relocation was completed in August 2007.  Subsequent to this relocation, we no longer report KWP as a separate segment.

We are the successor to Keystone Steel & Wire Company, which was founded in 1889.  Contran Corporation (“Contran”) owns 51.0% of our outstanding common stock at June 30, 2007.  Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (for which Mr. Simmons is the sole trustee) or is held directly by Mr. Simmons or other persons or entities related to Mr. Simmons. Consequently, Mr. Simmons may be deemed to control Contran and us.

On February 26, 2004, we and five of our then direct and indirect subsidiaries voluntarily filed for protection under Chapter 11 of the United States Bankruptcy Code.  We attributed the need to reorganize to weaknesses in product selling prices over the preceding several years, unprecedented increases in ferrous scrap costs, our primary raw material, and significant liquidity needs to service both active and retiree medical costs.  These problems substantially limited our liquidity and undermined our ability to obtain sufficient debt or equity capital to operate as a going concern.  We emerged from bankruptcy protection on August 31, 2005.

  Corporate Information

Our executive offices are located at 5430 LBJ Freeway, Suite 1740, Three Lincoln Centre, Dallas, Texas  75240.  Our telephone number is (972) 458-0028.

  Purpose of the Subscription Rights Offering

During the next three years we have significant required principal payments on our various credit facilities.  These payments are expected to be approximately $18.0 million, $16.1 million and $16.8 million in 2007, 2008 and 2009, respectively.  During the first six months of 2007, these principal payments totaled $14.2 million.  Also, during the first six months of 2007, we completed a $12.1 million expansion project at our EWP facility, $6.0 million of which was funded during the first six months of 2007, and acquired our Calumet business which required, among other things, a $6.2 million cash payment.  These principal payments, capital expenditures and the acquisition have been funded to date, or are expected to be funded in the future, with cash from operations and borrowing availability under our existing credit facilities.  However, an industry-wide softening of demand, coupled with increases in the costs of materials and utilities, has contributed to a decline in our profitability and cash flows during the last 12 months.  Satisfying our future capital commitments using our existing credit facilities could deplete our borrowing availability thereunder and consequently limit our ability to withstand further downturns in our business or invest in additional capital improvements or make acquisitions.

  Alternatives Considered to Address Need for Additional Liquidity

We have considered a number of alternatives to address our need for additional liquidity, including additional debt financing, the sale or monetization of a portion of our assets and the issuance of equity securities. For the reasons set forth above, we do not believe that obtaining additional debt financing on acceptable terms is feasible. Furthermore, after considering the public and private markets potentially available to us for the issuance of debt or equity securities, we have determined it is unlikely that we would be able to obtain sufficient liquidity from these alternatives on terms which would not result in significant dilution of ownership interests to our current stockholders and which are otherwise acceptable to us.

We have also considered the possible sale of certain of our operating assets.  However, we believe that a sale of these assets would not likely result in proceeds sufficient to achieve our desired liquidity objectives and could hamper our future operational capabilities and financial results.

In addition, we have considered the possible monetization of our pension plan asset.  We believe it is only currently practical for us to realize a liquidity benefit from our pension plan asset through a complete plan termination and reversion in which we would receive the pension plan asset.  However, such complete plan termination and reversion would be subject to corporate and excise taxes and would result in a net realization of only 10% to 15% of the total book value of the pension asset as reported by us in our financial statements. This method of monetization would require certain approvals from regulatory agencies and other third parties and would require us to take certain other actions, which we believe would likely prevent us from obtaining the liquidity we need in a timely manner.  Consequently, we believe the cost of monetizing our pension asset far outweighs the actual benefit that could be obtained in additional liquidity.

Based on the foregoing, we believe an offering of the common stock pursuant to a subscription rights offering will provide us with the best alternative for obtaining additional liquidity and improving our overall financial condition in a manner that is the most cost effective and is the least restrictive with respect to any growth and investment opportunities we may consider in the future.

Use of Proceeds

We will use the net proceeds from the sale of the common stock pursuant to the subscription rights offering to reduce our indebtedness under our revolving credit facility ($62.4 million balance outstanding at June 30, 2007) which in turn will create additional availability under that facility that could be used for general corporate purposes, including scheduled debt payments, capital expenditures, potential acquisitions or the liquidity needs of our current operations.  From time to time, we evaluate acquisition opportunities and, at any given time, may be in various stages of due diligence or preliminary discussions with respect to potential acquisitions.  Although, from time to time, we may enter into non-binding letters of intent regarding potential acquisitions, we are not currently subject to any definitive agreement with respect to any acquisition.

  The Subscription Rights Offering

Distribution of Subscription Rights

We are distributing to record holders of our common stock, at no charge, 0.25 of a non-transferable subscription right for every one (1) share of our common stock held on the record date, subject to adjustments to eliminate fractional subscription rights. We will not issue fractional subscription rights or cash in lieu of fractional subscription rights.  Fractional subscription rights will be rounded to the nearest whole number, with such adjustments as we may determine in our sole discretion are necessary to ensure we will offer 2,500,000 shares of our common stock in the subscription rights offering.  We expect the gross proceeds from the subscription rights offering to be $25,000,000. Each whole subscription right includes the basic subscription right and the oversubscription right. A subscription rights certificate evidencing the subscription rights will be distributed along with this prospectus by first class mail on or about [___________], 2007, to the record holders of our common stock as of the record date.

Record Date	5:00 p.m., Eastern Time, on [________], 2007.

Subscription Price	The subscription price is $10.00 per share, payable in cash, which is a [_____]% discount to the closing price of our common stock on [_____].
Basic Subscription Right	Each whole subscription right gives you the opportunity to purchase one (1) share of our common stock for a subscription price of $10.00 per share.
Oversubscription Right
If you elect to exercise your basic subscription right in full, then you may also subscribe for additional shares at the same subscription price per share. If an insufficient number of shares are available to satisfy fully the oversubscription requests, then the available shares will be distributed proportionately among subscription rights holders who exercised their oversubscription right based on the number of shares each subscription rights holder subscribed for under the basic subscription right. The Subscription Agent will return any excess subscription price payments by mail without interest or deduction promptly after the expiration of the subscription rights offering.

Expiration Date
The subscription rights offering will expire on [________], 2007 at 5:00 p.m., Eastern Time, unless we decide, in our sole discretion, to extend the expiration date.  No one may exercise subscription rights after the expiration date.

Extension, Termination and Amendment
The period for exercising your subscription rights may be extended by us in our sole discretion.  We do not anticipate extending the expiration date in any event, beyond [______], 2007. We may also terminate or cancel the subscription rights offering in our sole discretion at any time on or before the expiration date of the subscription rights offering for any reason (including, without limitation, a change in the market price of our common stock). In the event that the subscription rights offering is terminated or cancelled for any reason, all funds received from subscriptions by stockholders will be returned without interest or deduction. We also reserve the right to amend or modify the terms of the subscription rights offering (including the maximum number of shares of common stock we may issue in the subscription rights offering or the subscription price per share to be paid to exercise your subscription rights) at any time in our sole discretion.  If we amend or modify certain terms of the subscription rights offering, then we will extend the expiration date of the subscription rights offering.

Condition to Completion
It is a condition to the completion of the subscription rights offering that no court or regulatory body prohibit or restrict any of our stockholders from participating in the subscription rights offering on the terms described in this prospectus.  If this condition is not satisfied as of the expiration date of the subscription rights offering, then we may terminate or cancel the subscription rights offering.

Exercising Your Subscription Rights
Your subscription rights will be evidenced by a subscription rights certificate which will be distributed to stockholders of record as of the close of business on the record date. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.  If you exercise your basic subscription right in full, you may exercise your oversubscription right. Subscription rights not exercised by the expiration date will be null and void. You will receive all shares of common stock for which you subscribe pursuant to your basic subscription right. If your requested oversubscription is not completely filled, then we will send you a refund check for the subscription price of any shares of common stock we were unable to allocate to you.

Revocation	You may revoke your exercise of your subscription rights at any time prior to the expiration of the subscription rights offering.
Non-Transferability of Subscription Rights	You may not sell, give away or otherwise transfer your subscription rights. The subscription rights will not be listed on any securities exchange or national market or quoted on any quotation system.

Subscription Procedures
If you are a record holder of the common stock, then you may exercise your basic subscription right and, if you elect to do so as well, your oversubscription right, by properly completing and signing the subscription rights certificate which accompanies this prospectus. You must then return the completed and signed subscription rights certificate with full payment for the number of shares of common stock which you are subscribing for to the Subscription Agent. Your payment may be made by check or bank draft drawn upon a U.S. Bank or postal, telegraphic or express money order payable to “Computershare Inc., as Subscription Agent.” The Subscription Agent must receive the properly completed and signed subscription rights certificate and payment prior to the expiration date of the subscription rights offering.  See “The Subscription Rights Offering - Subscription Procedures” and “The Subscription Rights Offering - Subscription Payments.”  You may also exercise your subscription rights by using the guaranteed delivery procedures described in “The Subscription Rights Offering – Notice of Guaranteed Delivery.” If you are a beneficial owner of our common stock, then you should instruct your broker, dealer or other nominee in accordance with the procedures described in “The Subscription Rights Offering – Beneficial Owners.”

No Board Recommendation
Our board of directors makes no recommendation to you about whether you should exercise any subscription rights. You are urged to make an independent investment decision about whether to exercise your subscription rights based on your own assessment of our business and the subscription rights offering. See “Risk Factors” beginning on page 9 for a discussion of some of the risks involved in investing in our common stock.

Subscription Agent	Computershare Inc.
Information Agent	Georgeson Inc., telephone (877) 278-3812.
Material United States Federal Income Tax Consequences
A holder of subscription rights should not recognize income or loss for United States federal income tax purposes in connection with the receipt or exercise of subscription rights in the subscription rights offering.  See “Material United States Federal Income Tax Consequences.”

Use of Proceeds
The aggregate proceeds to us from the subscription rights offering will be up to $25,000,000, before deducting offering expenses payable by us.  We intend to use all of the net proceeds from the subscription rights offering to reduce our outstanding indebtedness under our revolving credit facility.

Questions
If you have any questions about the subscription rights offering, including questions about subscription procedures and requests for additional copies of this prospectus or other documents, please contact the Information Agent.

Fees and expenses
We will bear the fees and expenses relating to the subscription rights offering. The share of common stock offered pursuant to the subscription rights offering are being offered directly by us without the services of an underwriter or selling agent.

Issuance of Our Common Stock
Up to 12,500,000 shares of our common stock will be outstanding immediately after completion of the subscription rights offering.  If you purchase shares of common stock through the subscription rights offering, we will issue certificates representing those shares to you or DTC on your behalf, as the case may be, as soon as practicable after the completion of the subscription rights offering.

  Risk Factors

See “Risk Factors” beginning on page 10 for a description of certain risks which you should consider before making an investment in our common stock.

Summary Consolidated Historical Financial and Operating Data

The following table sets forth our summary consolidated historical financial and operating data for the periods and at the dates indicated. The historical financial data for each of the five years in the period ended December 31, 2006 are derived from the historical consolidated financial statements. The historical financial data for the six months ended June 30, 2007 and 2006, and as of June 30, 2007, are derived from our unaudited financial statements. In our opinion, this unaudited information has been prepared on a basis consistent with the audited consolidated historical financial statements included by reference elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. This information should be read in conjunction with our historical consolidated financial statements and the notes thereto. The historical results presented are not necessarily indicative of future results.

	Years Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except per share amounts)

Net sales	$334,835	$306,671	$364,335	$367,545	$440,540	$248,210	$235,763
Income (loss) before income taxes and other items (5)	$(2,038)	$(12,817)	$37,470	$14,635	$11,191	$11,831	$446
Net income (loss) available for common shares (1)	$33,737	$(43,457)	$14,837	$39,232	$57,732	$35,653	$31,705
Basic net income (loss) available for common shares per share	$3.35	$(4.32)	$1.47	$4.12	$5.77	$3.57	$3.17
Diluted net income (loss) available for common shares per share	$1.76	$(4.32)	$.57	$1.88	$5.77	$3.57	$3.17
Weighted average common and common equivalent shares outstanding (2):
Basic	10,067	10,068	10,068	10,046	10,000	10,000	10,000
Diluted	21,823	10,068	28,043	22,029	10,000	10,000	10,000

	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
	(In thousands)

Balance Sheet Data:
Working capital (deficit) (3)	$(41,790)	$(90,210)	$11,910	$36,373	$31,776	$28,813
Property, plant and equipment, net	119,984	105,316	94,033	86,773	88,695	95,705
Total assets(4)	215,495	282,194	323,282	358,364	763,936	833,101
Total debt	98,684	88,897	65,985	99,895	76,448	111,839
Redeemable preferred stock (2)	2,112	2,112	2,112	-	-	-
Stockholders’ equity (deficit)(4)	(136,900)	(10,050)	4,787	67,531	403,662	427,463

(1)
Includes the effect of dividends on preferred stock of $4,683,000, $5,940,000 and $1,223,000 in 2002, 2003 and 2004, respectively.  We discontinued accruing dividends on our preferred stock upon filing for protection pursuant to Chapter 11 of the United States Bankruptcy Code on February 26, 2004.

(2)
All of our outstanding common and preferred stock at August 31, 2005 was cancelled in connection with the confirmation of our Plan of Reorganization pursuant to Chapter 11 of the United States Bankruptcy Code on August 31, 2005, and at that time, we issued 10 million shares of a new issue of common stock.

(3)	Working capital (deficit) represents current assets minus current liabilities.

(4)
We adopted Statement of Financial Accounting Standards No. 158 effective December 31, 2006, and, as a result, amounts reported as of December 31, 2006 and subsequent periods include the funded status of our pension plan. See “Prospectus Summary - Alternatives Considered to Address Need for Liquidity” for a discussion of options considered by us to accomplish our liquidity objectives.

(5)
Because pension and OPEB expense or credit, gain on cancellation of debt, gain on early extinguishment of debt, gain on legal settlement and reorganization costs are all unrelated to operating activities of our businesses, one way we measure our overall performance is by using income before income taxes and other items.  Income before income taxes and other items is a non-GAAP measure of profitability that is not in accordance with accounting principles generally accepted in the United States of America (“GAAP”), and it should not be considered in isolation or as a substitute for a measure prepared in accordance with GAAP. We use income before income taxes and other items as one way to both measure and evaluate the performance of our businesses since our pension and OPEB expense or credit, gain on cancellation of debt, gain on early extinguishment of debt, gain on legal settlement and reorganization costs are all unrelated to operating activities of our businesses.  As such, we believe the presentation of income before income taxes and other items provides more useful information to investors.  A reconciliation of income before income taxes to income before income taxes and other items is set forth in the table below:

	Years Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)

Income (loss) before income taxes	$40,045	$(37,218)	$17,439	$39,662	$74,787	$40,020	$50,892
Adjustments:
Defined benefit pension expense (credit)	(1,604)	6,898	(6,752)	(11,710)	(55,978)	(24,326)	(40,757)
Other post-retirement benefit expense (credit)	14,260	17,503	20,909	8,885	(8,297)	(4,200)	(4,401)
Gain on cancellation of debt	-	-	-	(32,510)	-	-	-
Gain on early extinguishment of debt	(54,739)	-	-	-	-	-	-
Gain on legal settlement	-	-	(5,284)	-	-	-	(5,400)
Reorganization costs	-	-	11,158	10,308	679	337	112
Income (loss) before income taxes and other items	$(2,038)	$(12,817)	$37,470	$14,635	$11,191	$11,831	$446

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the specific risks described below, the risks described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which are incorporated herein by reference, and any risk factors set forth in our other filings with the Securities and Exchange Commission (“SEC”), pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, before making an investment decision. See “Incorporation of Documents by Reference” and “Available Information.” Any of the risks we describe below or in the information incorporated herein by reference could cause our business, financial condition or operating results to suffer. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You could lose all or part of your investment. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or operating results. Some of the statements in this section of the prospectus are forward-looking statements. See “Note Regarding Forward-Looking Statements.”

Risks Relating to the Subscription Rights Offering and Our Common Stock.

The market price of our common stock could fluctuate in the future and may decline before or after the subscription rights expire.

The market price for our common stock has fluctuated in the past, and several factors could cause the price to fluctuate substantially in the future, including:

•	announcements of developments related to our business;

•	fluctuations in our operations;

•	issuances of substantial number of shares of our common stock into the marketplace, including upon the exercise of subscription rights;

•	general conditions in our industry or the worldwide economy;

•	a shortfall in revenues or earnings compared to our stockholders’ expectations;

•	changes in analysts’ recommendations or projections;

•	announcements of new acquisitions; and

•	an outbreak of war or hostilities.

We cannot assure you that the market price of our common stock will not decline after you exercise your subscription rights or that, following the exercise of your subscription rights, you will be able to sell your common stock at a price equal to or greater than the subscription price.  If you are unable to do so, you may lose all or part of your investment in our common stock. Until shares are delivered upon expiration of the subscription rights offering, you will not be able to sell the shares of our common stock that you purchase in the subscription rights offering. Certificates representing shares of our common stock purchased will be delivered as soon as practicable after completion of the subscription rights offering. We will not pay you interest on funds delivered to the Subscription Agent pursuant to the exercise of subscription rights.

The subscription rights are not transferable and there is no market for the subscription rights.

You may not sell, give away or otherwise transfer your subscription rights. The subscription rights are only transferable by operation of law. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value from your subscription rights.

The subscription price determined for the subscription rights offering may not be an indication of the fair value of our common stock.

Our board of directors determined the subscription price after considering the likely cost of capital from other sources, the price at which our stockholders might be willing to participate in the subscription rights offering, historical and current trading prices for our common stock, our need to reduce the outstanding indebtedness under our revolving credit facility and thereby obtain additional borrowing availability under our revolving credit facility, and the need to provide an incentive to our stockholders to participate in the subscription rights offering on a pro rata basis. The subscription price is $10.00 per share, which represents a [_____]% discount to the closing price of our common stock on [_____]. We believe it is unlikely that we could sell a significant amount of equity securities to third parties at prices in excess of the subscription price. The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the fair value of the common stock to be offered in the subscription rights offering. After the date of this prospectus, our common stock may trade at prices above or below the subscription price.

Because we may terminate or cancel the subscription rights offering at any time, your participation in the subscription rights offering is not assured.

We may terminate or cancel the subscription rights offering in our sole discretion at any time before the expiration date of the subscription rights offering for any reason (including a change in the market price of our common stock).  If we decide to terminate or cancel the subscription rights offering for any reason, then we will not issue you any shares you may have subscribed for and we will not have any obligation with respect to the subscription rights except to return any subscription price payments, without interest.

If you do not exercise your subscription rights in full, then your percentage ownership and voting rights will decrease.

If you choose not to exercise your basic subscription right in full, then your relative ownership and voting interest will be diluted to the extent other stockholders exercise their subscription rights.

If you do not act promptly and follow the subscription instructions, then your exercise of subscription rights may be rejected.

Stockholders who desire to purchase shares in the subscription rights offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent before [_____], the expiration date of the subscription rights offering, unless extended by us. If you are a beneficial owner of shares of our common stock, then you must act promptly to ensure that your broker, dealer or other nominee acts for you and that all required forms and payments are actually received by the Subscription Agent before the expiration date. We will not be responsible if your broker, dealer or other nominee fails to ensure that all required forms and payments are actually received by the Subscription Agent before the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your exercise in the subscription rights offering, then the Subscription Agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the Subscription Agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

If our stockholders sell substantial amounts of our common stock after the subscription rights offering, then the market price of our common stock may fall.

Sales of a substantial number of shares of our common stock in the public market by our stockholders, or the perception that these sales may occur, could adversely affect the market price of our common stock. We have outstanding at June 30, 2007, an aggregate of 10,000,000 shares of common stock, of which (i) 3,991,412 shares are freely tradable and available for sale; (ii) 908,588 shares are held by a Trustee for the benefit of certain of our pre-petition unsedured creditors; and (iii) 5,100,000 shares are held by Contran and other “affiliates,” and other holders of our restricted securities within the meaning of Rule 144 under the Securities Act of 1933, as amended. The shares held by Contran and other affiliates may be sold in compliance with Rule 144.

Upon completion of the subscription rights offering and assuming the pro rata participation by our stockholders in the subscription rights offering, there will be outstanding an additional 2,500,000 shares of common stock. We cannot foresee the impact of any potential sales on the market price of these additional shares of our common stock, but it is possible that if a significant percentage of these shares are attempted to be sold or sold, then the market for our shares would be adversely affected. Even if a substantial number of sales do not occur, the mere existence of this “market overhang” could have a negative impact on the market for, and the market price of, our common stock.

Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware law may inhibit a takeover of KCI and limit our growth opportunities, which could cause the market price of our common stock to decline.

Our Amended and Restated Certificate of Incorporation and Bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management. These provisions apply even if the changes may be considered beneficial by some stockholders. If a change of control or change in management is delayed or prevented, then the market price of our common stock could decline. In addition, our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that may discourage acquisition bids for KCI.

The ownership interest in KCI by stockholders who exercise their oversubscription rights will increase relative to stockholders who do not fully participate in the subscription rights offering.

Each holder of subscription rights will have the option to exercise its oversubscription right provided such holder fully exercises its basic subscription right. If stockholders do not exercise their basic subscription rights in full and other stockholders exercise their oversubscription rights, then the ownership in KCI by holders exercising such oversubscription rights will increase relative to the ownership in KCI by stockholders who do not fully participate in the subscription rights offering.

Risks Relating to Our Business

Listed below are certain risk factors associated with our businesses.  In addition to the potential effect of these risk factors discussed below, any risk factor which could result in reduced earnings or operating losses, or reduced liquidity, could in turn adversely affect our ability to service our liabilities or adversely affect the quoted market prices for our publicly-traded securities.

Our leverage may impair our financial condition or limit our ability to operate our businesses.

We currently have a significant amount of debt. As of June 30, 2007, our total consolidated debt was approximately $111.8 million.  Our level of debt could have important consequences to our stockholders and creditors, including:

•	making it more difficult for us to satisfy our obligations with respect to our liabilities;
•	increasing our vulnerability to adverse general economic and industry conditions;
•
requiring a portion of our cash flow from operations be used for the payment of interest on our debt, therefore reducing our ability to use our cash flow to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;
•	limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
•	placing us at a competitive disadvantage relative to other less-leveraged competitors.

We are subject to restrictive covenants and asset encumbrances under the terms of our revolving credit facility.

Our revolving credit facility contains certain financial performance and other covenants, including covenants requiring us to maintain certain financial ratios and restricting our ability to incur additional secured indebtedness.  Our ability to comply with such provisions may be affected by events beyond our control.  If we are unable to comply with the facility’s financial or other restrictive covenants, there can be no assurance the lender would agree to any necessary amendments or waivers.

We are vulnerable to business downturns.

We incur significant ongoing costs for plant and equipment and pay substantial benefits for both current and retired employees.  As such, we remain vulnerable to business downturns and increases in costs.

Demand for, and prices of, certain of our products are cyclical and we may experience prolonged depressed market conditions for our products, which may result in reduced earnings or operating losses.

A significant portion of our revenues are attributable to sales of products into the agricultural and construction industries.  These two industries themselves are cyclical and changes in those industries’ economic conditions can significantly impact our earnings and operating cash flows.  This may result in reduced earnings or operating losses.  Events that could adversely affect the agricultural and construction industries include, among other things, short and long-term weather patterns, interest rates and embargos placed by foreign countries on U.S. agricultural products.  Such events could significantly decrease our operating results and our business and financial condition could significantly decline.

We sell the majority of our products in mature and highly competitive industries and face price pressures in the markets in which we operate, which may result in reduced earnings or operating losses.

The markets in which we operate our businesses are highly competitive.  Competition is based on a number of factors, such as price, product quality and service.  Some of our competitors may be able to drive down prices for our products because the competitors’ costs are lower than our costs.  In addition, some of our competitors’ financial, technological and other resources may be greater than our resources, and such competitors may be better able to withstand changes in market conditions.  Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements.  Further, consolidation of our competitors or customers in any of the industries in which we compete may result in reduced demand for our products.  In addition, in some of our businesses new competitors could emerge by modifying their existing production facilities so they could manufacture products that compete with our products.  The occurrence of any of these events could result in reduced earnings or operating losses.

Many of EWP’s products are ultimately used in infrastructure projects by local, State or Federal governments.

Such projects are impacted by the availability of governmental funding for such projects.  A decline in the availability of governmental funds for such projects could ultimately result in a decline in demand or selling prices of EWP’s products.  Such a decline could result in reduced earnings or operating losses.

Wire rod imported into the U.S. continues at high levels.  Global producers of wire rod are able to import their products into the U.S. with minimal tariffs and duties.

Many of these global wire rod producers are able to produce wire rod at costs lower than we are.  As such, these wire rod imports are often able to be priced at lower levels than similar products manufactured by us.  In addition, we believe certain foreign governments subsidize local wire rod producers.  These events can adversely impact our shipment levels and pricing decisions and, as such, could result in reduced earnings or operating losses.

Higher costs or limited availability of ferrous scrap may decrease our liquidity.

The number of sources for, and availability of, ferrous scrap, our primary raw material, is generally limited to the particular geographical region in which a facility is located.  Should our suppliers not be able to meet their contractual obligations or if we are otherwise unable to obtain necessary ferrous scrap quantities, we may incur higher costs for ferrous scrap or may be required to reduce production levels, either of which may decrease our liquidity as we may be unable to offset such higher costs with increased selling prices for our products.

Our relationships with our union employees could deteriorate.  At June 30, 2007, we employed approximately 1,100 persons in our various businesses of which approximately 75% are subject to collective bargaining or similar arrangements.

A significant portion of these collective bargaining agreements are set to expire within the next three years.  We may not be able to negotiate labor agreements with respect to these employees on satisfactory terms or at all. If our employees were to engage in a strike, work stoppage or other slowdown, we could experience a significant disruption of our operations or higher ongoing labor costs.

Our forecasted operating results for Calumet may not come to fruition.

We acquired Calumet in March 2007 and believe a steady supply of billets, an upgrade of production equipment and a more intense selling initiative will result in operating income at Calumet.  Although we believe the expectations used in our forecasts for Calumet are reasonable, forecasts by their nature involve substantial uncertainties that could significantly impact results.  Actual results could differ materially from forecast resulting in operating losses at Calumet.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Statements in this prospectus that are not historical in nature are forward-looking and are not statements of fact.  Some statements found in this prospectus are forward-looking statements that represent our intent, beliefs, assumptions and current expectations about matters and that are based on currently available information.  In some cases, you can identify these forward-looking statements by the use of words such as “believes,” “intends,” “may,” “should,” “could,” “anticipates,” “expected” or comparable terminology, or by discussions of strategies or trends.  Although we believe the expectations reflected in forward-looking statements are reasonable, we do not know if these expectations will be correct.  Forward-looking statements by their nature involve substantial risks and uncertainties that could significantly impact expected results. Actual future results could differ materially from those predicted. While it is not possible to identify all factors, we continue to face many risks and uncertainties.  Among the factors that could cause our actual future results to differ materially from those described herein are the risks and uncertainties discussed in “Risk Factors” beginning on page 9 and elsewhere in this prospectus and those described from time to time in the filings we make with the Securities and Exchange Commission, or the “SEC,” including, but not limited to, the following:

•	future supply and demand for our products (including cyclicality thereof);

•	customer inventory levels;

•	changes in raw material and other operating costs (such as ferrous scrap and energy);

•	the possibility of labor disruptions;

•	general global economic and political conditions;

•	competitive products and substitute products;

•	customer and competitor strategies;

•	the impact of pricing and production decisions;

•	environmental matters (such as those requiring emission and discharge standards for existing and new facilities);

•	government regulations and possible changes therein;

•	significant increases in the cost of providing medical coverage to employees;

•	the ultimate resolution of pending litigation;

•	international trade policies of the United States and certain foreign countries;

•	operating interruptions (including, but not limited to, labor disputes, fires, explosions, unscheduled or unplanned downtime and transportation interruptions);

•	our ability to renew or refinance credit facilities; and

•	any possible future litigation.

Should one or more of these risks materialize, if the consequences worsen, or if the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected.  We do not undertake any obligations to update or revise any forward-looking statement whether as a result of changes in new information, future events or otherwise.

USE OF PROCEEDS

The net proceeds from the sale of the shares of common stock in this subscription rights offering will depend upon the number of shares of common stock purchased.  Assuming the sale of all the shares of common stock offered in the subscription rights offering at a subscription price of $10.00 per share, the net proceeds of the subscription rights offering will be approximately $24.9 million, after deducting our estimated offering expenses.  We will use all the net proceeds of this subscription right offering to reduce our outstanding indebtedness under our revolving credit facility, which has an outstanding principal balance of $62.4 million at June 30, 2007, and accrues interest at a rate which ranges from the prime rate to the prime rate plus .5% depending on our borrowing availability.  Such reduction in our revolving credit facility may be temporary as we may choose to re-borrow under the credit facility in the future for general corporate purposes, including scheduled debt payments, capital expenditures, potential acquisitions and the satisfaction of the liquidity needs of our current operation.  From time to time, we evaluate acquisition opportunities and, at any given time, may be in various stages of due diligence or preliminary discussions with respect to potential acquisitions.  Although, from time to time, we may enter into non-binding letters of intent regarding potential acquisitions, we are not currently subject to any definitive agreement with respect to any acquisition.

DIVIDEND POLICY

We have not paid cash dividends on our common stock since 1977. Our current intention is to retain all earnings to fund working capital requirements, capital expenditures and scheduled debt repayments, and we do not anticipate paying dividends on our common stock in the foreseeable future.  In addition, we are subject to certain covenants under our revolving credit facility that restricts our ability to pay dividends, including a prohibition against the payment of cash dividends on our common stock without lender consent.

PRICE RANGE OF COMMON STOCK

In connection with the confirmation of our Plan of Reorganization pursuant to Chapter 11 of the United States Bankruptcy Code, all of our outstanding common stock at August 31, 2005, was cancelled, and we issued 10,000,000 shares of a new issue of common stock.  Prior to emergence, our common stock was quoted on the Over-The-Counter Bulletin Board under the symbol “KESNQ.PK.”  There was no public trading market for our common stock from August 31, 2005 to June 23, 2006, on which date our common stock began quotation again on the Over-The-Counter Bulletin Board under the symbol “KYCN.”  As of      , 2007, we had approximately       holders of record of our common stock at a closing price per share of $      as reported by Bloomberg, L.P.  The following table sets forth the high and low closing per share sales prices for our common stock for the periods indicated, as reported by Bloomberg, L.P.

	High	Low

Year ending December 31, 2007
First quarter	$25.00	$14.50
Second quarter	$23.74	$20.00
Third quarter	$22.75	$18.00

Year ended December 31, 2006
First quarter	N/A	N/A
Second quarter (April 1 to June 22)	N/A	N/A
Second quarter (June 23 to June 30)	$2.25	$2.00
Third quarter	$14.00	$2.55
Fourth quarter	$18.50	$11.70

Year ended December 31, 2005
First quarter	$.23	$.09
Second quarter	$.17	$.08
Third quarter (July 1 to August 31)	$.08	$.01
Third quarter (September 1 to September 30)	N/A	N/A
Fourth quarter	N/A	N/A

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2007 (i) on an actual basis; and (ii) as adjusted to give effect to the sale of all 2,500,000 shares of common stock in the subscription rights offering and the application of the net proceeds therefrom.  This table should be read in conjunction with the “Selected Consolidated Financial Information” included elsewhere in this prospectus.

	As of June 30, 2007
	Actual	As Adjusted
	($ in thousands)
Notes payable and current maturities of long-term debt:
Wachovia revolving credit facility	$62,444	$37,572
8% Notes	8,184	8,184
UC Note	1,567	1,567
Term Loans:
Wachovia	5,333	5,333
County	1,020	1,020
Other	64	64
Total notes payable and current maturities of long-term debt	78,612	53,740

Long-term debt:
8% Notes	9,240	9,240
UC Note	1,573	1,573
Term Loans:
Wachovia	13,619	13,619
County	7,980	7,980
Other	815	815
Total long-term debt	33,227	33,227
Stockholders’ equity:
Common stock $.01 par value, 11,000,000 shares authorized and 10,000,000 shares issued and outstanding (as adjusted, 20,000,000 shares authorized and 12,500,000 shares issued and outstanding)	100	125
Additional paid-in capital	75,423	100,270
Accumulated other comprehensive income	270,495	270,495
Retained earnings	81,445	81,445
Total stockholders’ equity	427,463	452,335
Total capitalization	$539,302	$539,302

DILUTION
At June 30, 2007, we had a net tangible book value of approximately $427.5 million, or $42.75 per share of common stock. After giving effect to the sale of 2,500,000 shares of our common stock in the subscription rights offering and after deducting offering expenses, the pro forma net tangible book value at June 30, 2007, attributable to common stockholders would have been $452.3 million, or $36.19 per share of common stock. This amount represents an immediate dilution to all holders of our common stock of $6.56 per share.

THE SUBSCRIPTION RIGHTS OFFERING

  The Subscription Rights

  We are distributing to the record holders of our common stock as of 5:00 p.m., Eastern Time, on [_____], non-transferable subscription rights to purchase shares of our common stock for a subscription price of $10.00 per share, which is equal to a [_____]% discount to the closing price of our common stock on [_____]. The subscription rights will entitle the record holders of our common stock to purchase an aggregate of 2,500,000 shares of common stock for an aggregate subscription price of $25,000,000. Each record holder will receive 0.25 of a subscription right for each share of our common stock owned at the close of business on the record date, subject to adjustments to eliminate fractional subscription rights.  Each whole subscription right includes the basic subscription right and the oversubscription right.

  We will not issue fractional subscription rights or cash in lieu of fractional subscription rights. Fractional subscription rights will be rounded to the nearest whole number, with such adjustments as we may determine in our sole discretion are necessary to ensure that we offer 2,500,000 shares of our common stock in the subscription rights offering. In the unlikely event that, because of the rounding of fractional subscription rights, the subscription rights offering would have been subscribed in an amount in excess of 2,500,000 shares of our common stock, all holders’ subscription rights will be reduced in an equitable manner. Any excess subscription price payments will be promptly returned without interest or deduction.

See “The Subscription Rights Offering – Procedures for DTC Participants” and “The Subscription Rights Offering – Beneficial Owners” for information regarding subscriptions by DTC participants and beneficial owners, respectively.

  Basic Subscription Right

The basic subscription right of each whole subscription right entitles you to purchase one (1) share of our common stock at the subscription price of $10.00 per share. You will receive 0.25 of a subscription right for each share of our common stock you held at the close of business on the record date. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, you are required to exercise your basic subscription right in full if you wish to purchase shares under your oversubscription right. If you purchase shares of common stock in the subscription rights offering, then we will issue certificates representing those shares to you or DTC on your behalf, as the case may be, as soon as practicable after the completion of the subscription rights offering.

  Oversubscription Right

In addition to your basic subscription right, you may subscribe for additional shares of our common stock, upon delivery of the required documents and payment of the subscription price of $10.00 per share, before the expiration date of the subscription rights offering. You may only exercise your oversubscription right if you exercised your basic subscription right in full and other holders of subscription rights do not exercise their basic subscription rights in full.  If you wish to exercise your oversubscription right, then you must do so at the same time you fully exercise your basic subscription right.

Pro Rata Allocation.  If there are not enough shares of our common stock to satisfy all subscriptions made under the oversubscription right, then we will allocate the remaining shares of our common stock pro rata, after eliminating all fractional shares, among those subscription rights holders exercising their oversubscription rights. “Pro rata” means in proportion to the number of shares of our common stock that you and the other subscription rights holders have purchased by exercising your basic subscription rights. If there is a pro rata allocation of the remaining shares of our common stock and you receive an allocation of a greater number of shares than you subscribed for under your oversubscription right, then we will allocate to you only the number of shares for which you subscribed. We will allocate the remaining shares among all other holders exercising their oversubscription rights.

Full Exercise of Basic Subscription Right.  You may exercise your oversubscription right only if you exercise your basic subscription right in full. To determine if you have fully exercised your basic subscription right, we will consider only the basic subscription right held by you in the same capacity. For example, suppose that you were granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own collectively with your spouse. If you wish to exercise your oversubscription right with respect to the subscription rights you own individually, but not with respect to the subscription rights you own collectively with your spouse, then you only need to fully exercise your basic subscription right with respect to your individually-owned subscription rights. You do not have to subscribe for any shares under the basic subscription right owned collectively with your spouse to exercise your individual oversubscription right.

When you complete the portion of your subscription rights certificate to exercise your oversubscription right, you will be representing and certifying that you have fully exercised your subscription privileges as to shares of our common stock that you hold in that capacity. You must exercise your oversubscription right at the same time you exercise your basic subscription right in full.

Return of Excess Payment.  If you exercised your oversubscription right and are allocated less than all of the shares of our common stock for which you wished to oversubscribe, then your excess subscription price payment for shares that were not allocated to you will be returned to you by mail, without interest or deduction, as soon as practicable after the expiration date of the subscription rights offering. We will deliver to the holders of record who purchase shares in the subscription rights offering certificates representing the shares of our common stock that you purchased as soon as practicable after the completion of the subscription rights offering and after all pro rata allocations and adjustments have been made.

  Subscription Price

The subscription price in the subscription rights offering is $10.00 per share of common stock, payable in cash. If the subscription rights offering is terminated or cancelled or if you oversubscribe for more shares of common stock than are available, then your funds will be returned to you promptly, without interest or deduction.

  Determination of the Subscription Price

Our board of directors determined the subscription price after considering the likely cost of capital from other sources, the price at which our stockholders might be willing to participate in the subscription rights offering, historical and current trading prices for our common stock, our need to reduce our indebtedness under our revolving credit facility and thereby obtain additional borrowing availability under our revolving credit facility, and the need to provide an incentive to our stockholders to participate in the rights offering on a pro rata basis. The subscription price is $10.00 per share, which represents a [_____]% discount to the closing price of our common stock on [_____], 2007. The subscription price does not necessarily bear any relationship to the book value of our assets or our past operations, cash flows, losses, financial condition, net worth, or any other established criteria used to value securities. You should not consider the subscription price to be an indication of the fair value of the common stock to be offered in the subscription rights offering.

  Expiration of the Subscription Rights Offering and Extensions, Amendments and Termination

The subscription rights offering will expire at 5:00 p.m., Eastern Time, on [________], unless we decide, in our sole discretion, to extend the expiration date. We will extend the duration of the subscription rights offering as may be required by applicable law, and may choose to extend it if we decide that changes in the market price of our common stock warrant an extension or if we decide to give stockholders more time to exercise their subscription rights in the subscription rights offering. We may extend the expiration date of the subscription rights offering by giving oral or written notice to the Subscription Agent and Information Agent on or before the scheduled expiration date. If we elect to extend the expiration of the subscription rights offering, then we will issue a press release announcing such extension no later than 9:00 a.m., Eastern Time, on the next business day after the most recently announced expiration date. After the expiration date of the subscription rights offering, all unexercised subscription rights will be null and void. We will not be obligated to honor any purported exercise of subscription rights which the Subscription Agent received after the expiration of the subscription rights offering, regardless of when you sent the documents relating to that exercise, unless you used the guaranteed delivery procedures described below. We do not anticipate extending the expiration date, in any event, beyond [___________].

We reserve the right, in our sole discretion, to amend or modify the terms of the subscription rights offering (including the maximum number of shares of common stock we may issue in the subscription rights offering or the subscription price per share to be paid to exercise your subscription rights).  If we amend or modify the terms of the subscription rights offering, then we will issue a press release announcing such amendment or modification, and we shall file with the SEC such documents and other information relating to the amendment or modification as is required under the Securities Act of 1933, as amended.  If we amend or modify certain terms of the subscription rights offering, then we will extend the expiration date of the subscription rights offering.

We may terminate or cancel the subscription rights offering in our sole discretion at any time before the expiration date of the subscription rights offering for any reason (including a change in the market price of our common stock). If we terminate or cancel the subscription rights offering for any reason, then any subscription funds you paid to the Subscription Agent will be refunded, without interest or deduction, as soon as practicable.

Condition to Completion

It is a condition to the completion of the subscription rights offering that no court or regulatory body prohibit or restrict any of our stockholders from participating in the subscription rights offering on the terms described in this prospectus.  If this condition is not satisfied as of the expiration date of the subscription rights offering, then we may terminate or cancel the subscription rights offering.

  Subscription Procedures

In order to exercise subscription rights, you must:

(1)	complete and sign your subscription rights certificate; and

(2)
deliver the completed and signed subscription rights certificate, together with payment in full of the subscription price for each share of common stock subscribed for under your subscription rights (including under your oversubscription right) (see “The Subscription Rights Offering - Subscription Payments”) to the Subscription Agent before the expiration of the subscription rights offering, unless delivery of the subscription rights certificate is effected pursuant to the guaranteed delivery procedures described below.

If you do not indicate the number of shares of common stock to be subscribed for on your subscription rights certificate or notice of guaranteed delivery (as applicable), or if you indicate a number of shares of common stock that do not agree with the aggregate subscription price payment you delivered, you will be deemed to have subscribed for the maximum number of shares of common stock that may be subscribed for, under both the basic subscription right and the oversubscription right, for the aggregate purchase price you delivered.  If we do not apply your full subscription price payment to your purchase of shares of our common stock, then we will return the excess amount to you by mail, without interest or deduction, as soon as practicable after the expiration date of the subscription rights offering.

If you subscribe for fewer than all of the shares of common stock represented by your subscription rights certificate, then the unexercised subscription rights will become null and void on the expiration date of the subscription rights offering.

If you are a beneficial owner of shares of our common stock whose shares are registered in the name of a broker, dealer or other nominee, then you should instruct your broker, dealer or other nominee to exercise your subscription rights and deliver all documents and subscription price payment on your behalf before 5:00 p.m., Eastern Time, on [______], the expiration date of the subscription rights offering, unless extended.

The method of delivery of the subscription rights certificate and the payment of the subscription price to the Subscription Agent is at your election and risk. If you send your subscription rights certificate and payment by mail, then they should be sent by registered mail, properly insured. You should also allow sufficient time to ensure delivery to the Subscription Agent and clearance of payment of the subscription price prior to the expiration date of the subscription rights offering.

You should carefully read the instructions accompanying the subscription rights certificate and follow them closely. You should send your subscription rights certificate, with payment, to the Subscription Agent. DO NOT SEND YOUR SUBSCRIPTION RIGHTS CERTIFICATES OR PAYMENT TO KCI.

Your subscription rights will not be considered exercised unless the Subscription Agent receives from you, your broker, dealer or other nominee, as the case may be, all of the required documents and your full subscription price payment before 5:00 p.m., Eastern Time, on [_________], the expiration date of the subscription rights offering, unless extended.  If you do not exercise your subscription rights prior to the expiration date, as that date may be extended, they will expire and be null and void.

  Subscription Payments

You must pay for all shares of common stock you subscribe for (including pursuant to your oversubscription right) by check or bank draft drawn upon a United States bank, or postal, telegraphic or express money order, payable to Computershare Inc. as the Subscription Agent.

The subscription price will be considered received by the Subscription Agent only upon:

(1)	clearance of an uncertified check; or

(2)	receipt by the Subscription Agent of a certified or cashier’s check or bank draft drawn upon a United States bank or of a postal, telegraphic or express money order.

Funds paid by uncertified personal check may take several business days to clear. Accordingly, if you wish to pay the subscription price by uncertified personal check, then you should make payment sufficiently in advance of the expiration date of the subscription rights offering to ensure its receipt and clearance by that time. To avoid disappointment caused by a failure of your subscription due to your payment not clearing prior to the expiration date, we urge you to consider payment by means of certified or cashier’s check or money order. We highly recommend that if you intend on paying the subscription price by personal check, then your subscription payment should be received by the Subscription Agent no later than [_________] business days prior to the expiration date, as extended. If your check does not clear before the expiration date, as extended, then you will not receive any shares of common stock, and our only obligation will be to return your subscription payment, without interest or deduction.

  Your Funds Will Be Held by the Subscription Agent Until Shares of Our Common Stock Are Issued

The Subscription Agent will hold your payment of the subscription price in a segregated account with other payments received from other subscription rights holders until we issue your shares of our common stock to you upon completion of the subscription rights offering.

  Notice of Guaranteed Delivery

If you wish to exercise your subscription rights, but you will not be able to deliver your subscription rights certificate to the Subscription Agent prior to the expiration date of the subscription rights offering, then you may nevertheless exercise the subscription rights if:

(1)	before the expiration date, the Subscription Agent receives:

(a)	payment for the number of shares of common stock you subscribe for pursuant to your basic subscription right and, if applicable, your oversubscription right; and;

(b)
a guarantee notice from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or from a commercial bank or trust company having an office or correspondent in the United States, guaranteeing the delivery to the Subscription Agent of the subscription rights certificate evidencing the subscription rights to be exercised within three (3) trading days following the date of that notice; and

(2)           within this three (3) trading day period, the Subscription Agent receives the properly completed subscription rights certificate.

You may deliver the guarantee notice referred to above to the Subscription Agent in the same manner as you would deliver the subscription rights certificate. In addition, eligible institutions may deliver the notice of guaranteed delivery by facsimile transmission (facsimile number (781) 930-4942). To confirm facsimile deliveries, call (781) 930-4900. You should refer to the form titled “Notice of Guaranteed Delivery For Subscription Rights Certificate,” which is provided with the “Instructions as to Use of Subscription Rights Certificates” distributed with the subscription rights certificate for the information and representations required in the guarantee notice.

  Determinations Regarding the Exercise of Your Subscription Rights

We will decide all questions concerning the timeliness, validity, form, and eligibility of the exercise of your subscription rights and any such determinations by us will be final and binding. We, in our sole discretion, may waive, in any particular instance, any defect or irregularity, or permit, in any particular instance, a defect or irregularity to be corrected within such time as we may determine. We will not be required to make uniform determinations in all cases. We may reject the exercise of any of your subscription rights because of any defect or irregularity. We will not accept any exercise of subscription rights until all irregularities have been waived by us or cured by you within such time as we decide, in our sole discretion.

Neither we, the Subscription Agent, nor the Information Agent will be under any duty to notify you of any defect or irregularity in connection with your submission of subscription rights certificates, and we will not be liable for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of subscription rights if your exercise is not in accordance with the terms of the subscription rights offering or in proper form. We will also not accept the exercise of your subscription rights if our issuance of shares of our common stock to you could be deemed unlawful under applicable law.

  Revocation

If you are a record holder of our commons stock and have exercised your subscription rights, then you may revoke such exercise prior to the expiration date of the subscription rights offering, which is 5:00 p.m., Eastern Time, on [___________], unless extended by us. In order to effect such a revocation, a written or facsimile transmission notice of revocation must be received by the Subscription Agent, at its address set forth in this prospectus, prior to the expiration of the subscription rights offering. Any such notice of revocation must (1) specify the name of the record holder who has exercised the subscription rights being revoked, (2) identify the subscription rights certificate(s) for which a subscription exercise is being revoked (including the certificate number or numbers and the number of shares of common stock for which such subscription rights certificate(s)may be exercised) and (3) be signed by the record holder in the same manner as the original signature on the subscription rights certificate(s) previously tendered. All questions as to the validity, form and eligibility (including time of receipt thereof) of such notices will be determined by us in our sole discretion, which determination shall be final and binding on all parties. Any subscription rights certificate for which a right of exercise has been revoked will be deemed not to have been validly tendered for purposes of this subscription rights offering and no shares of common stock will be issued with respect thereto unless such subscription rights certificate is validly retendered. Properly revoked subscription rights certificates may be retendered by following the procedures described above under “The Subscription Rights Offering - Subscription Procedures” and “The Subscription Rights Offering  - Subscription Payments” at any time prior to the expiration of the subscription rights offering.

If you are a beneficial owner of shares of our common stock whose shares are registered in the name of a broker, dealer or other nominee and such broker, dealer or other nominee has exercised your subscription rights on your behalf and you wish to revoke such exercise, then you must instruct your broker, dealer or nominee to revoke your exercise of your subscription rights and deliver a notice of revocation on your behalf before 5:00 p.m., Eastern Time, on [_________], the expiration date of the subscription rights offering, unless extended.

  Restriction on Transferring Subscription Rights

Except in the limited circumstances described below, only you may exercise the basic subscription right and the oversubscription right. You may not sell, give away or otherwise transfer the basic subscription right or the oversubscription right or any portion of such rights.

Notwithstanding the foregoing, your subscription rights may be transferred by operation of law, for example, a transfer of rights to the estate of the recipient upon the death of the recipient would be permitted. If the subscription rights are transferred as permitted, then evidence satisfactory to us that the transfer was proper must be received by us before the expiration date of the subscription rights offering.

  Notice to Brokers and Nominees

If you are a broker, dealer, bank, trustee, a depositary for securities or other nominee who holds shares of our common stock for the account of others on [_________], 2007, the record date, then you should notify the respective beneficial owners of such shares of the subscription rights offering as soon as possible to find out their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owner with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, then you should complete the appropriate subscription rights certificates and submit them to the Subscription Agent with the proper subscription payment. If you hold shares of our common stock for the account(s) of more than one beneficial owner, then you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the Subscription Agent by submitting the form entitled “Nominee Holder Certification” that we was provided to you with your subscription rights offering materials. If you did not receive this form, you should contact the Subscription Agent to request a copy.

  Beneficial Owners

If you are a beneficial owner of shares of our common stock or will receive your subscription rights through a broker, dealer or other nominee, then we will ask your broker, dealer or other nominee to notify you of the subscription rights offering. If you wish to exercise your subscription rights, then you will need to have your broker, dealer or other nominee act for you. If you hold certificates of our common stock directly and would prefer to have your broker, dealer or other nominee act for you, you should contact your nominee and request it to effect the transactions for you. To indicate your decision with respect to your subscription rights, you should complete and return to your broker, dealer or other nominee the form entitled “Beneficial Owners Election Form.” You should receive this form from your broker, dealer or other nominee with the other subscription rights offering materials. If you wish to obtain a separate subscription rights certificate, then you should contact the nominee as soon as possible and request that a separate subscription rights certificate be issued to you. You should contact your broker, dealer or other nominee if you do not receive this form, but you believe you are entitled to participate in the subscription rights offering. We are not responsible if you do not receive the form from your broker, dealer or nominee or if you receive it without sufficient time to respond.

  Procedures for DTC Participants

We expect that the exercise of your basic subscription right and your oversubscription right may be made through the facilities of DTC. If your subscription rights are held of record through DTC, then you may exercise your basic subscription right and your oversubscription right by instructing DTC to transfer your subscription rights from your account to the account of the Subscription Agent, together with certification as to the aggregate number of subscription rights you are exercising and the number of shares of our common stock you are subscribing for under your basic subscription right and your oversubscription right, if any, and your subscription price payment for each share of our common stock that you subscribed for pursuant to your basic subscription right and your oversubscription right.

  Foreign Stockholders; Stockholders with APO or FPO Addresses; Unknown Addresses

If you are a holder of record and your address is outside the United States, or if you have an APO or FPO address, or if your address is unknown, then a subscription rights certificate will not be mailed to you. Instead, the subscription rights certificate will be held by the Subscription Agent for your account. To exercise your subscription rights, you must notify the Subscription Agent prior to 5:00 p.m., Eastern Time, on [_____], 2007, the [_____] business day prior to the       expiration date of the subscription rights offering. Following receipt of such notice, the Subscription Agent may require additional information from the holder prior to accepting the exercise. If no notice is received by such time, then the subscription rights represented thereby will expire.

  Regulatory Limitation

We will not be required to issue shares of common stock pursuant to this subscription rights offering to anyone who, in our opinion, would be required to obtain prior clearance or approval from any federal, state or foreign regulatory authorities to acquire, own or control shares of common stock if such clearance or approval has not been obtained as of the expiration date of the subscription rights offering.

  Board Authorization; No Board Recommendation

Our board of directors has reviewed and considered the terms of the subscription rights offering and has determined that the subscription rights offering is in the best interest of KCI and our stockholders.  Accordingly, our board of directors has authorized the issuance of up to 2,500,000 shares of common stock at a subscription price of $10.00 per share pursuant to the subscription rights offering.

Despite the foregoing, our board of directors makes no recommendation to you about whether you should exercise any subscription rights.  You are urged to make an independent investment decision about whether to exercise your subscription rights based on your own assessment of our business, the subscription rights offering and your best interest.

  Shares of Common Stock Outstanding After the Subscription Rights Offering

Based on the 10,000,000 shares of our common stock outstanding as of [___], 2007, and assuming that all 2,500,000 shares of common stock offered in the subscription rights offering are issued, 12,500,000 shares of our common stock will be issued and outstanding following the subscription rights offering.

  Subscription Agent

The Subscription Agent is Computershare Inc. The Subscription Agent’s address, to which you must make any required deliveries, is:

If by mail: Computershare Trust Company, N.A. Attention: Corporate Actions P.O. Box 859208 Braintree, MA 02185-9208	If by hand or overnight courier: Computershare Trust Company, N.A. Attention: Corporate Actions 161 Bay State Drive Braintree, MA 02184

Eligible institutions may deliver notices of guaranteed delivery to the Subscription Agent by facsimile transmission (facsimile number (781) 930-4942).  If you are an eligible institution and you send a facsimile to the Subscription Agent, then you should confirm that your facsimile has been received by contacting the Subscription Agent. The telephone number to confirm receipt of facsimiles is (781) 930-4900.

We will pay the fees and expense of the Subscription Agent and have agreed to indemnify the Subscription Agent against certain liabilities that it may incur in connection with this subscription rights offering.

Questions about Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of this prospectus or the “Instructions as to Use of Subscription Rights Certificates,” you should contact the Information Agent, at Georgeson Inc., at (877) 278-3812.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated historical financial and operating data for the periods and at the dates indicated. The historical financial data for each of the five years in the period ended December 31, 2006 are derived from the historical consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The historical financial data for the six months ended June 30, 2007 and 2006, and as of June 30, 2007, are derived from our unaudited financial statements. In our opinion, this unaudited information has been prepared on a basis consistent with the audited consolidated historical financial statements included by reference elsewhere in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for these periods. This information should be read in conjunction with our historical consolidated financial statements and the notes thereto. The historical results presented are not necessarily indicative of future results.

	Years Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(In thousands, except per share and per ton amounts)

Statement of Operations Data:
Net sales	$334,835	$306,671	$364,335	$367,545	$440,540	$248,210	$235,763
Income (loss) before income taxes and other items (5)	$(2,038)	$(12,817)	$37,470	$14,635	$11,191	$11,831	$446
Net income (loss) from continuing operations	$18,422	$(37,517)	$16,060	$39,232	$57,732	$35,653	$31,705
Net income (loss)	$38,420	$(37,517)	$16,060	$39,232	$57,732	$35,653	$31,705
Net income (loss) available for common shares (1)	$33,737	$(43,457)	$14,837	$39,232	$57,732	$35,653	$31,705
Basic net income (loss) available for common shares per share	$3.35	$(4.32)	$1.47	$4.12	$5.77	$3.57	$3.17
Diluted net income (loss) available for common shares per share	$1.76	$(4.32)	$.57	$1.88	$5.77	$3.57	$3.17
Weighted average common and common equivalent shares outstanding (3):
Basic	10,067	10,068	10,068	10,046	10,000	10,000	10,000
Diluted	21,823	10,068	28,043	22,029	10,000	10,000	10,000

Other Operating Data:
Shipments (000 tons):
Fabricated wire products	146	135	116	101	112	67	64
Welded wire reinforcement	63	66	71	71	67	36	29
Nails	74	53	28	17	18	11	1
Industrial wire	96	91	82	72	75	39	38
Coiled rebar	-	-	-	-	1	-	8
Bars and shapes	-	-	-	-	-	-	2
Wire rod	287	252	200	236	349	206	191
Billets	5	17	17	29	53	27	-
Total	671	614	514	526	675	386	333
Per-ton selling prices:
Fabricated wire products	$791	$783	$984	$1,090	$1,037	$1,039	$1,073
Welded wire reinforcement	526	539	829	881	870	858	895
Nails	592	558	759	742	692	704	787
Industrial wire	448	452	709	731	726	712	749
Coiled rebar	-	-	-	-	529	-	550
Bars and shapes	-	-	-	-	-	-	726
Wire rod	304	314	539	503	500	490	542
Billets	156	192	176	321	354	366	132
Total	482	479	707	696	645	639	701

Average per-ton ferrous scrap purchase cost	$94	$115	$205	$220	$210	$208	$239
Other Financial Data:
Capital expenditures	$7,973	$2,683	$5,080	$9,772	$18,739	$6,194	$11,317
Depreciation and amortization	17,396	16,461	15,812	15,745	15,222	7,699	7,847

	As of December 31,					As of June 30,
	2002	2003	2004	2005	2006	2007
	(In thousands)

Balance Sheet Data:
Working capital (deficit) (2)	$(41,790)	$(90,210)	$11,910	$36,373	$31,776	$28,813
Property, plant and equipment, net	119,984	105,316	94,033	86,773	88,695	95,705
Pension asset	-	126,691	133,443	145,152	557,279	590,832
Total assets(4)	215,495	282,194	323,282	358,364	763,936	833,101
Total debt	98,684	88,897	65,985	99,895	76,448	111,839
Redeemable preferred stock (3)	2,112	2,112	2,112	-	-	-
Stockholders’ equity (deficit)(4)	(136,900)	(10,050)	4,787	67,531	403,662	427,463
(1)

Includes the effect of dividends on preferred stock of $4,683,000, $5,940,000 and $1,223,000 in 2002, 2003 and 2004, respectively.  We discontinued accruing dividends on our preferred stock upon filing for protection pursuant to Chapter 11 of the United States Bankruptcy Code on February 26, 2004.

(2)	Working capital (deficit) represents current assets minus current liabilities.

(3)
All of our outstanding common and preferred stock at August 31, 2005 was cancelled in connection with our emergence from Chapter 11 on August 31, 2005, and at that time, we issued 10 million shares of a new issue of common stock.

(4)
We adopted Statement of Financial Accounting Standards No. 158 effective December 31, 2006, and, as a result, amounts reported as of December 31, 2006 and subsequent periods include the funded status of our pension plan. See “Prospectus Summary - Alternatives Considered to Address Need for Additional Liquidity” for a discussion of options considered by us to accomplish our liquidity objectives.

(5)
Because pension and OPEB expense or credit, gain on cancellation of debt, gain on early extinguishment of debt, gain on legal settlement and reorganization costs are all unrelated to operating activities of our businesses, one way we measure our overall performance is by using income before income taxes and other items.  Income before income taxes and other items is a non-GAAP measure of profitability that is not in accordance GAAP, and it should not be considered in isolation or as a substitute for a measure prepared in accordance with GAAP. We use income before income taxes and other items as one way to both measure and evaluate the performance of our businesses since our pension and OPEB expense or credit, gain on cancellation of debt, gain on early extinguishment of debt, gain on legal settlement and reorganization costs are all unrelated to operating activities of our businesses.  As such, we believe the presentation of income before income taxes and other items provides more useful information to investors.  A reconciliation of income before income taxes to income before income taxes and other items is set forth in the table below:

	Years Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(in thousands)

Income (loss) before income taxes	$40,045	$(37,218)	$17,439	$39,662	$74,787	$40,020	$50,892
Adjustments:
Defined benefit pension expense (credit)	(1,604)	6,898	(6,752)	(11,710)	(55,978)	(24,326)	(40,757)
Other post-retirement benefit expense (credit)	14,260	17,503	20,909	8,885	(8,297)	(4,200)	(4,401)
Gain on cancellation of debt	-	-	-	(32,510)	-	-	-
Gain on early extinguishment of debt	(54,739)	-	-	-	-	-	-
Gain on legal settlement	-	-	(5,284)	-	-	-	(5,400)
Reorganization costs	-	-	11,158	10,308	679	337	112
Income (loss) before income taxes and other items	$(2,038)	$(12,817)	$37,470	$14,635	$11,191	$11,831	$446

DESCRIPTION OF CAPITAL STOCK

General

As of [__________], 2007, our authorized capital stock consists of 11,000,000 shares of common stock, par value $.01 per share, and 1,000 shares of preferred stock, par value $.01 per share.  Prior to the distribution of the subscription rights, we intend to hold a special meeting of our stockholders to seek their approval of an amendment to our Amended and Restated Certificate of Incorporation to increase the authorized number of shares of our common stock to 20,000,000.  This increase will provide us with enough authorized capital to issue the shares of common stock upon exercise of the subscription rights offered pursuant to the subscription rights offering.

Common Stock

As of [________], 2007, there were 10,000,000 shares of common stock outstanding held of record by approximately [___] stockholders.

Dividends. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose.

Voting Rights. Each holder of common stock is entitled to one vote per share on each matter to be voted on by stockholders. Because there is no cumulative voting of shares, the holders of a majority of the shares voting for the election of directors can elect all of the directors if they choose to do so.

Liquidation Rights. Upon liquidation, subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to a pro rata share in any distribution to stockholders.

Other Terms. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors is authorized, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and our board of directors may fix the designations, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series.

The specific matters that our board of directors may determine include the following:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of any dividends;

•	whether any dividends shall be cumulative or non-cumulative;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of KCI;

•	the terms of any redemption;

•	rights and terms of any conversion or exchange; and

•	any voting rights.

Although no shares of preferred stock are currently outstanding, and we have no current plans to issue preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by issuing a series of preferred stock containing class voting rights that would enable the holder or holders of this series to block that transaction. Alternatively, a business combination could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock. Although our board of directors is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock. Our board of directors does not presently intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or applicable stock exchange requirements.

Limitation on Liability of Directors

Our Amended and Restated Certificate of Incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

Our Amended and Restated Bylaws provide that, to the fullest extent permitted by law, we will indemnify any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or served at our request for any other enterprise as a director or officer. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Computershare Investor Service, LLC.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material United States federal income tax consequences of the subscription rights offering to holders of our common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion applies only to holders that are United States persons and does not address all aspects of United States federal income taxation that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code, including, without limitation, holders who are dealers in securities or foreign currency, foreign persons, insurance companies, tax-exempt organizations, retirement plans, partnerships and their partners, other pass through entities and their members, banks, financial institutions, broker-dealers, holders who hold our common stock as part of a hedge, straddle, conversion or other risk reduction transaction, or who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation.

We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service regarding the United States federal income tax consequences of the subscription rights offering or the related share issuance. The following summary does not address the tax consequences of the subscription rights offering or the related share issuance under foreign, state, or local tax laws.  This discussion is limited to U.S. holders that hold our common stock as a capital asset.  For purposes of this discussion, a “U.S. holder” is a holder that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, including the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source or (iv) a trust with respect to which a United States court can exercise primary supervision or which has made an election under the applicable Treasury Regulations to be treated as a United States person.  If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, then the treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.

EACH HOLDER OF OUR COMMON STOCK SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE SUBSCRIPTION RIGHTS OFFERING AND THE RELATED SHARE ISSUANCE TO SUCH HOLDER.

The United States federal income tax consequences to a holder of our common stock of the receipt and exercise of subscription rights under the subscription rights offering should be as follows:

Distribution of the Subscription Rights

A holder should not recognize taxable income for United States federal income tax purposes in connection with the receipt of subscription rights in the rights offering.

Except as provided in the following sentence, a holder’s tax basis in the subscription rights received in the rights offering should be zero. If either (i) on the date such subscription rights are distributed, the fair market value of the subscription rights is equal to at least 15% of the fair market value on such date of the common stock with respect to which the subscription rights are received or (ii) the holder elects, in its United States federal income tax return for the taxable year in which the subscription rights are received, to allocate part of its tax basis in such common stock to the subscription rights, then upon exercise of the subscription rights, the holder’s tax basis in the common stock should be allocated between the common stock and the subscription rights in proportion to their respective fair market values on the date the subscription rights were distributed.

A holder’s holding period for the subscription rights received in the rights offering should include the holder’s holding period for the common stock with respect to which the subscription rights were received.

Expiration of the Subscription Rights

A holder which allows the subscription rights received in the subscription rights offering to expire should not recognize any gain or loss and no basis will be allocated to the subscription rights.

Exercise of the Subscription Rights

A holder should not recognize any gain or loss upon the exercise of the subscription rights received in the subscription rights offering. The tax basis in the common stock acquired through exercise of the subscription rights should equal the sum of the subscription price for the common stock and the holder’s tax basis, if any, in the subscription rights, as described above. The holding period for the common stock acquired through exercise of the subscription rights should begin on the date the subscription rights are exercised.

Dividends on Shares of Common Stock

Distributions, if any, made to a holder on shares of common stock acquired through the exercise of the subscription rights generally will be taxable as ordinary income to the extent that the distributions are made out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes.  Any distributions in excess of our current or accumulated earnings and profits will be treated first as a tax-free return of capital which reduces the holder’s tax basis in our common shares to the extent thereof, and thereafter as capital gain from the sale or exchange of our common stock.

Sale of Shares of Common Stock

A holder who sells shares of common stock which were acquired by exercise of the subscription rights received in the subscription rights offering will recognize capital gain or loss upon the sale of such shares equal to the difference between the amount realized upon the sale and the holder’s tax basis in the shares, as described above.  The capital gain or loss should be long-term if the holder has held the shares for more than one year.  Generally, long-term capital gains recognized by individuals are taxable at a maximum rate of 15%, and long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates.  If a holder has held the shares of common stock for one year or less, the holder’s gain or loss on the sale of such shares will be short-term.  Short-term capital gains are generally taxed at the rates applicable to ordinary income.  A holder’s ability to utilize any capital loss may be subject to substantial restrictions.

Information Reporting and Backup Withholding

A holder may be subject to backup withholding at a rate of 28% with respect to dividend payments on or gross proceeds from the disposition of common stock acquired through the exercise of the subscription rights.  Withholding generally applies only if a holder (i) fails to furnish its social security or other taxpayer identification number (“TIN”), (ii) furnishes an incorrect TIN, (iii) fails to report dividends properly or (iv) fails to provide a certified statement signed under penalties of perjury that the TIN provided is correct and that the holder is not subject to backup withholding.

PLAN OF DISTRIBUTION

On or about [________], 2007, we will distribute by mail the subscription rights certificates and copies of this prospectus to our holders of record as of 5:00 p.m., Eastern Time, on [_______], 2007, the       record date. It is our expectation that holders of record which hold shares of our common stock for beneficial owners will forward a copy of this prospectus and the related subscription information and forms to those beneficial owners in adequate time to permit beneficial holders to complete and deliver the “Form of Beneficial Owner Election Form” as to their investment decisions. We have engaged Computershare Inc. as our Subscription Agent to assist in the distribution of the subscription rights certificates and this prospectus and the related subscription information and forms. The Subscription Agent will process all subscription rights certificates from our holders of record and will distribute certificates representing the shares of common stock purchased by each holder of record upon the completion of the subscription rights offering.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the issuance of the subscription rights and the shares of common stock issuable upon exercise of the subscription rights will be passed upon for us by Rogers & Hardin LLP.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information.  We incorporate into this prospectus by reference (i) the documents listed below that we have filed with the SEC (except for such documents or portions thereof that state that they are furnished, but not filed, with the SEC), and (ii) all documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the expiration date of the subscription rights offering, including all documents filed after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of this registration statement.  We hereby incorporate by reference the following documents:

(i)           our Annual Report on Form 10-K for the year ended December 31, 2006;

(ii)	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007;

(iii)	our Current Reports on Form 8-K filed with the SEC on March 26, 2007, March 28, 2007, May 14, 2007, May 24, 2007, August 14, 2007 and October 1, 2007; and

(iv)
the description of our common stock set forth in our Registration Statement on Form 8-A filed on April 29, 1968, including any subsequent amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings at no cost, by writing us at the following address or calling us at the following telephone number:

Keystone Consolidated Industries, Inc.
Three Lincoln Centre
5430 LBJ Freeway, Suite 1740
Dallas, Texas  75240
Attn: Sandra K. Myers, Corporate Secretary
(972) 458-0028

Except for those instances in which a specific date is referenced, the information in this prospectus is accurate as of [___], 2007.  You should rely only on the information incorporated by reference or provided in this prospectus and any supplement.  We have not authorized any person to give any information or to make any representations that differ from, or add to, the information discussed in this prospectus.  Therefore, if anyone gives you different or additional information, then you should not rely on it.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement (of which this prospectus is a part) on Form S-3 under the Securities Act of 1933, as amended, with respect to the subscription rights and the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the SEC. The registration statement, including the exhibits and schedules thereto, as well as reports, proxy statements and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at its Headquarters Office located at 100 F Street, Room 1580, Washington, D.C. 20549, at prescribed rates.  Information on the operation of the SEC's public reference room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

2,500,000 SHARES OF COMMON STOCK

KEYSTONE CONSOLIDATED INDUSTRIES, INC.

------------------------

PROSPECTUS

------------------------

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. Prospective investors must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it was unlawful. The information in this prospectus is current as of [___________], 2007.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

SEC registration fee	$768
Blue Sky fees and expenses	3,000
Printing and engraving expenses	25,000
Legal and accounting fees and expenses	83,000
Subscription Agent fees and expenses	15,000
Miscellaneous	1,232

Total	$128,000

  ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Section 145 of the Delaware General Corporation Law (“DGCL”) provides that, to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative or in defense of any claim, issue, or matter therein (hereinafter a “Proceeding”), by reason of the fact that he is or was a director, officer, employee or agent of a corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise (collectively an “Agent” of the corporation), he shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him in connection therewith.

Section 145 also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened Proceeding by reason of the fact that he is or was an Agent of the corporation, against expenses (including attorney’s fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that in an action by or in the right of the corporation, the corporation may not indemnify such person in respect of any claim, issue, or matter as to which he is adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such proceeding was brought determined that, despite the adjudication of liability but in view of all the circumstances of the case, such person is reasonably entitled in indemnity.

Article V of the Amended and Restated Bylaws of Registrant provides that the Registrant shall indemnify all officers and directors to the extent currently permitted by the DGCL. Article IX of the Amended and Restated Certificate of Incorporation of the Registrant provides that no director shall be personally liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director’s duty of loyalty to the corporation its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the DGCL, or (4) a transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

  ITEM 16. EXHIBITS

See Exhibit Index attached hereto and incorporated herein by reference.

  ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a)(1)                      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement,

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement,

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           That, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writingprospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)           The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing this registration statement on Form S-3 and has duly caused this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on October 2, 2007.

KEYSTONE CONSOLIDATED INDUSTRIES, INC.

/s/Glenn R. Simmons
                               Glenn R. Simmons
Chairman of the Board

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and directors of Keystone Consolidated Industries, Inc. hereby constitutes and appoints each of Bert E. Downing, Jr., E. Pierce Marshall, Jr., and Sandra K. Myers, his or her attorney-in-fact and agent, each with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the securities under the Securities Act, with the SEC, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that such attorney-in-fact and agent or his or her substitute may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the date indicated.

/s/Glenn R. Simmons	/s/Steven L. Watson
Glenn R. Simmons, Chairman of the Board Date: October 2, 2007	Steven L. Watson, Director Date: October 2, 2007

/s/Paul M. Bass, Jr.	/s/Donald P. Zima
Paul M. Bass, Jr., Director Date: October 2, 2007	Donald P. Zima, Director Date: October 2, 2007

/s/Richard R. Burkhart	/s/David L. Cheek
Richard R. Burkhart, Director Date: October 2, 2007	David L. Cheek, President and Chief Executive Officer Date: October 2, 2007

/s/John R. Parker	/s/Troy T. Taylor
John R. Parker, Director Date: October 2, 2007	Troy T. Taylor, Director Date: October 2, 2007

/s/Bert E. Downing, Jr.
Bert E. Downing, Jr., Vice President, Chief Financial Officer, Corporate Controller and Treasurer (Principal Accounting and Financial Officer) Date: October 2, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit	Method of Filing
2.1	Debtor’s Third Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the United States Bankruptcy Code	Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on August 19, 2005
3.1	Amended and Restated Certificate of Incorporation of the Registrant dated August 31, 2005, as filed with the Secretary of State of Delaware.	Incorporated by reference to Exhibit 3.3 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003.
3.2	Amended and Restated Bylaws of the Registrant dated August 31, 2005.	Incorporated by reference to Exhibit 3.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003.
4.1	Form of Subscription Rights Certificate.	Filed herewith.
4.2	Subscription Agent Agreement.	To be filed by Amendment.
5.1	Opinion re: legality.	To be filed by Amendment.
23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.
23.2	Consent of Counsel (included as part of Exhibit 5.1).	To be filed by Amendment.
24.1	Powers of Attorney (included on the signature page hereto).	Filed herewith.
99.1	Form of Instructions as to Use of Subscription Rights Certificates.	Filed herewith.
99.2	Form of Notice of Guaranteed Delivery for Subscription Rights Certificate.	Filed herewith.
99.3	Form of Letter to Stockholders who are Record Holders.	Filed herewith.
99.4	Form of Letter to Foreign Stockholders.	Filed herewith.
99.5	Form of Letter to Securities Dealers, Commercial Banks, Trust Companies and Other Nominees.	Filed herewith.

        E-1

Exhibit No.	Exhibit	Method of Filing

99.6	Form of Letter to Clients.	Filed herewith.
99.7	Form of Beneficial Owner Election Form.	Filed herewith.
99.8	Form of Nominee Holder Certification.	Filed herewith.

        E-2